                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               ELECTRIC CITY CORP.
                               -------------------

                                (Name of Issuer)

                    Common Stock, $0.0001 per share par value
                    -----------------------------------------

                         (Title of Class of Securities)

                                   284868 10 6
                                   -----------

                                 (CUSIP Number)

                                 Mark H. Swartz
                            Executive Vice President
                             Tyco International Ltd.
                         The Zurich Centre, Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 With copies to:



       Meredith B. Cross                                 Fati Sadeghi
  Wilmer, Cutler & Pickering                       Senior Corporate Counsel
      2445 M Street, N.W.                        Tyco International (US) Inc.
     Washington, D.C. 20037                             One Tyco Park
        (202) 663-6000                                 Exeter, NH 03833
                                                        (603) 778-9700

                           ---------------------------

                                September 7, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO.1 TO SCHEDULE 13D

===============================================================================

CUSIP NO. 284868 10 6                                    Page 2 of 13 Pages
         ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      Tyco International Ltd.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
      Not applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,145,047**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,145,047**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,145,047**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

              **SEE ITEM 5 OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D

                         AMENDMENT NO. 1 TO SCHEDULE 13D

===============================================================================

CUSIP NO. 284868 10 6                                    Page 3 of 13 Pages
         ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      CIT Holdings (NV) Inc.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      65-1051192
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,145,047**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,145,047**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,145,047**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

              **SEE ITEM 5 OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D

                         AMENDMENT NO.1 TO SCHEDULE 13D

===============================================================================

CUSIP NO. 284868 10 6                                    Page 4 of 13 Pages
         ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      The CIT Group Inc.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      65-1051227
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,145,047**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   9,145,047**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,145,047**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
==============================================================================

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

              **SEE ITEM 5 OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D

                        AMENDMENT NO. 1 TO SCHEDULE 13D

===============================================================================

CUSIP NO. 284868 10 6                                    Page 5 of 13 Pages
         ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      Newcourt Capital USA Inc.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      36-3871861
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,145,047**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,145,047**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,145,047
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
==============================================================================

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

              **SEE ITEM 5 OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D

                         AMENDMENT NO. 1 TO SCHEDULE 13D

===============================================================================

CUSIP NO. 284868 10 6                                      Page 6 of 13 Pages
         ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      Newcourt Capital Securities, Inc.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      13-3897534
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,314,830**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,314,830**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,145,047**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

              **SEE ITEM 5 OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D

                         AMENDMENT NO. 1 TO SCHEDULE 13D

Each of the Items of this Schedule is hereby amended in its entirety.

Item 1.  Security and Issuer

     This schedule relates to the beneficial ownership of shares of common stock, $0.0001 par value per share ("Common Stock"), of Electric City Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1280 Landmeier Road, Elk Grove Village, IL 60007.

     The summary descriptions of certain agreements and documents contained in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents, which are filed as exhibits hereto and incorporated herein by reference.

Item 2. Identity and Background

     (a) - (c) Tyco International Ltd. ("Tyco"), a Bermuda company, is a diversified manufacturing and service company that, through its subsidiaries:

     . designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards;

     . designs, manufactures and distributes disposable medical supplies and other specialty products;

     . designs, manufactures, installs and services fire detection and suppression systems, installs, monitors and maintains electronic security systems and designs, manufactures, distributes and services specialty valves;

     . designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems; and

     . offers vendor, equipment, commercial, factoring, consumer and structured financing and leasing capabilities through its indirect wholly-owned subsidiary, The CIT Group, Inc. ("CIT"), acquired on June 1, 2001.

     Tyco's registered offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833.

     CIT Holdings (NV) Inc. ("CIT Holdings"), a Nevada corporation, is a direct wholly-owned subsidiary of Tyco that owns all of the capital stock of CIT, a Nevada corporation. CIT owns all of the capital stock of Newcourt Capital USA Inc. ("Newcourt"), a Delaware corporation, and Newcourt owns all of the capital stock of Newcourt Capital Securities, Inc. ("Newcourt Securities"), a Delaware corporation and a registered broker-dealer. The address of the executive offices of CIT Holdings is One Tyco Park, Exeter, New Hampshire 03833. The address of the executive offices of CIT, Newcourt and Newcourt Securities is 1211 Avenue of the Americas, New York, NY 10036. The principal business of CIT Holdings, CIT, Newcourt and Newcourt Securities is commercial finance.

     Tyco, CIT Holdings, CIT, Newcourt and Newcourt Securities are referred to collectively as the "Reporting Persons." In addition, the Reporting Persons may be deemed to be members of a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and Duke Capital Partners, LLC (collectively, the "Other Investors") by virtue of the Investors Rights Agreement, Stockholders Agreement and Stock Trading Agreement described below. The Reporting Persons disclaim beneficial ownership of the Company securities owned by the Other Investors and have determined to file this Amendment separately from the Other Investors.

     The name, business address and present principal occupation or employment of each of the executive officers and directors of Tyco, CIT Holdings, CIT, Newcourt and Newcourt Securities are set forth on Schedules I, II, III, IV and V annexed hereto (the "Schedules"), respectively, which are incorporated herein by reference.

     (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on the Schedules hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as indicated on the Schedules, each natural person identified is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     On April 18, 2001, Newcourt obtained a warrant to purchase 1,700,000 shares of the Company's Common Stock (the "Warrant") at an exercise price of $2.50 per share as partial consideration in connection with Newcourt's agreement to loan the Company up to $2,000,000 pursuant to the Convertible Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated as of April 18, 2001, by and between Newcourt and the Company (the "Purchase Agreement"). Upon issuance, the Warrant became immediately exercisable and would expire on April 18, 2004. Pursuant to the First Amendment to Convertible Senior Subordinated Promissory Note and Warrant Purchase Agreement, dated as of July 31, 2001 (the "First Amendment"), Newcourt surrendered the Warrant. Also on July 31, 2001, the Company issued a note to Newcourt in the principal amount of $1,200,000 (the "Bridge Note") pursuant to the First Amendment, which, among other changes, increased the aggregate principal amount available for borrowings under the Purchase Agreement from $2,000,000 to $3,200,000. The source of funds for the loans was Newcourt's working capital.

     Newcourt and the Other Investors entered into the Securities Purchase Agreement, dated as of July 31, 2001, with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, Newcourt purchased $4,000,000 of the Company's securities as described more fully below.

     The funds for the purchase of the securities pursuant to the Securities Purchase Agreement came from the cancellation of $3,200,000 of the Company's debt to Newcourt and the remainder came from the conversion of fees owed by the Company to Newcourt Securities, as partial consideration for Newcourt Securities' services as placement agent in connection with the Securities Purchase Agreement.

     On July 31, 2001, Newcourt Securities received warrants to purchase 3,314,830 shares of the Company's Common Stock (the "Placement Agent Warrants") at an exercise price of $1.00 per share as partial consideration for Newcourt Securities' services as placement agent in connection with the Securities Purchase Agreement and the Bridge Note. The Placement Agent Warrants are exercisable from November 6, 2001 through September 7, 2008.

     It is anticipated that the funds for the exercise of the Placement Agent Warrants will be provided by Newcourt Securities' working capital and that the source of funds for the exercise of the warrants issued under the Securities Purchase Agreement will be Newcourt's working capital.


Item 4. Purpose of Transaction

     Newcourt acquired for investment purposes $4,000,000 of the Company's Convertible Preferred Stock, warrants to purchase shares of Convertible Preferred Stock, shares of Common Stock and warrants to purchase shares of Common Stock pursuant to the Securities Purchase Agreement.

     Newcourt Securities received the Placement Agent Warrants as partial consideration for its services as placement agent in connection with the Securities Purchase Agreement and the Bridge Note. Newcourt Securities also received cash compensation for its services, which was used as a credit against Newcourt's $4,000,000 purchase price under the Securities Purchase Agreement.

     The Company's board of directors is currently comprised of eight members. Under the terms of the Securities Purchase Agreement, holders of the Convertible Preferred Stock have the right to elect up to four additional directors, at which time the Company's board of directors will consist of 12 directors. Newcourt has the right to elect one director of the Company.

     The Reporting Persons expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Newcourt may (1) convert the Convertible Preferred Stock into Common Stock, (2) exercise the warrants to purchase the Convertible Preferred Stock, and subsequently convert such stock into Common Stock, or (3) exercise the warrants to purchase Common Stock for investment purposes. Newcourt Securities may exercise the Placement Agent Warrants and the Reporting Persons may otherwise make additional purchases of the Company's Common Stock. The Reporting Persons may, subject to the Investor Rights Agreement and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock that they now hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws.

     Except as set forth above, none of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of the persons named in the Schedules to this document, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

         (a) As of September 7, 2001, the Reporting Persons beneficially owned (or are deemed solely for purposes of Section 13(d)(3) of the Exchange Act to beneficially own), directly or indirectly, an aggregate of 9,145,047 shares of Common Stock, representing approximately 22.8% of the number of shares of Common Stock outstanding on August 13, 2001, plus the number of shares of Common Stock that the Reporting Persons have the right to acquire within 60 days and the 240,651 shares of Common Stock that the Other Investors acquired on September 7, 2001.

         (b) Assuming full exercise and conversion, as applicable, of the securities issued to Newcourt under the Securities Purchase Agreement and full exercise of the Placement Agent Warrants by Newcourt Securities, Tyco, CIT Holdings and CIT share voting and dispositive power with Newcourt as to 5,830,217 shares of Common Stock owned by Newcourt and with Newcourt and Newcourt Securities as to 3,314,830 shares of Common Stock owned by Newcourt Securities. Newcourt Securities has no voting or dispositive power as to Common Stock owned by Newcourt.

         The Reporting Persons disclaim beneficial ownership of the 17,490,651 shares of Common Stock beneficially owned by the Other Investors. The filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock beneficially owned by the Other Investors or that the Reporting Persons and any of such Other Investors constitute such a person or group. The Reporting Persons are not responsible for the accuracy of any information filed by any of the Other Investors.

         (c) Except as set forth above, there are no other transactions that were effected during the last 60 days by the Reporting Persons with respect to shares of Common Stock.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Company and Newcourt Securities previously entered into arrangements under which Newcourt Securities served as the Company's placement agent with respect to the Securities Purchase Agreement and a proposed private placement to an additional investor for aggregate proceeds of $4,000,000 of the Company's Convertible Preferred Stock and warrants to purchase Convertible Preferred Stock (the "Additional Investment"). Pursuant to these arrangements, Newcourt Securities (1) received the Placement Agent Warrants; (2) received a fee equal to 5% of the aggregate gross proceeds received by the Company in connection with the Securities Purchase Agreement; (3) will receive a fee equal to 5% of the aggregate proceeds from the Additional Investment, if consummated; and (4) will receive a fee equal to 5% of the aggregate gross proceeds from the exercise of any warrants to purchase the Convertible Preferred Stock.

     On July 31, 2001, the Company issued warrants to Newcourt Securities to purchase 3,314,830 shares of Common Stock. The warrants are exercisable from November 6, 2001 through September 7, 2008 at an exercise price of $1.00 per share.

     On July 31, 2001, Newcourt and the Other Investors entered into the Securities Purchase Agreement with the Company. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Pursuant to the terms of the Securities Purchase Agreement, Newcourt and the Other Investors collectively purchased $16,000,000 in aggregate amount of the Company's Convertible Preferred Stock, warrants to purchase Convertible Preferred Stock, shares of the Common Stock and warrants to purchase Common Stock. Newcourt purchased for $4,000,000 the following securities:

         . 400,000 shares of Convertible Preferred Stock;

         . warrants to purchase 100,000 shares of Convertible Preferred Stock at an initial exercise price of $10.00 per share;

         . 80,217 shares of Common Stock; and

         . warrants to purchase 750,000 shares of Common Stock at an initial exercise price of $1.00 per share.

     The Convertible Preferred Stock is convertible beginning on November 6, 2001 into shares of Common Stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Convertible Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Based on the initial conversion ratio, Newcourt has the right to acquire 5,000,000 shares of Common Stock as a result of the conversion of the Convertible Preferred Stock and the exercise of the warrants to purchase Convertible Preferred Stock that it will receive upon the closing of the transaction. Each outstanding share of Convertible Preferred Stock will be entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Convertible Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Convertible Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

     Pursuant to the terms of the Convertible Preferred Stock, Newcourt and the Other Investors have the right to elect up to four directors of the twelve-member board of directors, subject to decrease depending on the number of shares of Convertible Preferred Stock outstanding. Depending on the number of shares of Convertible Preferred Stock outstanding, the holders will also have special approval rights to approve certain matters in which the Company proposes to engage.

     In connection with the Securities Purchase Agreement, the Company entered into certain ancillary agreements -- the Investor Rights Agreement, the Stockholders Agreement and the Stock Trading Agreement. Under the terms of the Investor Rights Agreement, dated as of July 31, 2001 (the "Investor Rights Agreement"), which became effective on September 7, 2001, the Other Investors, Newcourt and Newcourt Securities have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Securities Purchase Agreement or the Common Stock to be received by Newcourt Securities upon exercise of the Placement Agent Warrants. The Other Investors, Newcourt and Newcourt Securities, as a group, have the right to demand an aggregate of four registrations representing at least $5 million of market value. The Other Investors, Newcourt and Newcourt Securities are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, the Other Investors, Newcourt and Newcourt Securities have a right of first offer with respect to future sales by the Company of its capital stock to permit such parties to maintain their percentage ownership interests.

     On July 31, 2001, the Other Investors, Newcourt and the Company entered into the Stockholders Agreement (the "Stockholders Agreement"), which became effective on September 7, 2001. Under the Stockholders Agreement, each investor has the right to designate one member of the board of directors and to have a representative attend all meetings of the board of directors as a board observer so long as it holds at least 200,000 shares of Convertible Preferred Stock. For purposes of this agreement, Morgan Stanley Dean Witter Equity Funding, Inc. and Originators Investment Plan, L.P. are counted as one investor. Additionally, the Other Investors, Newcourt and the Company have agreed that for so long as an investor owns at least 2,000,000 shares of Common Stock, subject to adjustments, a representative of such investor is entitled to attend all meetings of the board of directors as an observer if such investor does not have a designated board member. Each investor also agrees that if it converts more than 50% of the Convertible Preferred Stock it purchased under the Securities Purchase Agreement, it will, at the request of the Company, convert the remainder of its Convertible Preferred Stock.

     On July 31, 2001, the Other Investors, Newcourt, Newcourt Securities and certain officers of the Company entered into the Stock Trading Agreement (the "Stock Trading Agreement"), which limits their ability to sell Common Stock into the public market. The Stock Trading Agreement became effective on September 7, 2001. Until the Company has completed a qualified primary offering, as set forth in the Stock Trading Agreement, the parties to the Stock Trading Agreement may not sell their shares of Common Stock without complying with the sale restrictions set forth in such agreement. If the Company does not complete a qualified public offering within 18 months after September 7, 2001, the parties may sell their shares subject only to certain trading volume and block sale limitations set forth in the Stock Trading Agreement.

     Each party to the Stock Trading Agreement and the Company has a right of first offer if any other party to the Stock Trading Agreement intends to sell its shares in a private transaction. The Stock Trading Agreement will terminate on September 7, 2004. However, if a qualified primary offering is completed within three years after the Stock Trading Agreement became effective, the Stock Trading Agreement will terminate 18 months after the completion of the qualified primary offering.

     Except as set forth above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

EXHIBIT

NO. DESCRIPTION

  1. Joint Filing Agreement.


  2. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.*


  3. Form of Warrant Certificate to Purchase Shares of Series A Preferred Stock, Par Value $0.01 Per Share, of Electric City Corp. (incorporated by reference to Exhibit D to Exhibit 2 hereto)


  4. Form of Warrant Certificate to Purchase Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp. (incorporated by reference to Exhibit E to Exhibit 2 hereto)


  5. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.*


  6. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.*


  7. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.*


  8. Placement Agent Warrant Certificate to Purchase 3,314,830 Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp., dated as of July 31, 2001, by and between Electric City Corp. and Newcourt Capital Securities, Inc.*


______________

* Filed as an Exhibit by the Company in its Quarterly Report on Form 10-QSB for the Period Ended June 30, 2001 filed on August 13, 2001.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       TYCO INTERNATIONAL LTD.




Date:  September 17, 2001              By:    /s/ MARK H. SWARTZ
                                              --------------------------------
                                       Name:  Mark H. Swartz
                                       Title: Executive Vice President
                                              and Chief Financial Officer



                                       CIT HOLDINGS (NV) INC.


Date:  September 17, 2001              By:    /s/ MARK H. SWARTZ
                                              --------------------------------
                                       Name:  Mark H. Swartz
                                       Title: Vice President





                                       THE CIT GROUP, INC.


Date:  September 17, 2001              By:    /s/ JOSEPH M. LEONE
                                              --------------------------------
                                       Name:  Joseph M. Leone
                                       Title: Executive Vice President
                                              and Chief Financial Officer



                                       NEWCOURT CAPITAL USA INC.


Date:  September 17, 2001              By:    /s/ KAREN SCOWCROFT
                                              --------------------------------
                                       Name:  Karen Scowcroft
                                       Title: Vice President



                                       NEWCOURT CAPITAL SECURITIES, INC.


Date:  September 17, 2001              By:    /s/ DANIEL M. MORASH
                                              --------------------------------
                                       Name:  Daniel M. Morash
                                       Title: Managing Director

                                   SCHEDULE I

          EXECUTIVE OFFICERS AND DIRECTORS OF TYCO INTERNATIONAL LTD.

                                                               Present Principal
Name and                        Current Business               Occupation
Position Held                   Address                        or Employment
L. Dennis Kozlowski             One Tyco Park                  Chairman of the Board,
Chairman of the Board,          Exeter, NH  03833              President and Chief
President and                                                  Executive Officer of Tyco
Chief Executive Officer


Lord Michael A.                 Carlisle Holdings Limited      Chairman of Carlisle
Ashcroft KCMG                   60 Market Square               Holdings Limited
Director (citizen of Great      Belize City, Belize
Britain and Belize)


Joshua M. Berman                One Town Center Road           Director and Vice
Director and Vice President     Boca Raton, FL  33486          President of Tyco


Richard S. Bodman               VMS Group                      Managing General Partner
Director                        2 Wisconsin Circle             of VMS Group
                                Suite 610
                                Chevy Chase, MD  20815


John F. Fort, III               1323 North Boulevard           Chairman of the Board
Director                        Houston, TX  77006             of Insilco Corp.

Stephen W. Foss                    Foss Manufacturing            Chairman and Chief
Director                           Company, Inc.                 Executive Officer of
                                   380 Lafayette Road            Foss Manufacturing
                                   Hampton, NH  03842            Company, Inc.


Wendy E. Lane                      Lane Holdings, Inc.           Chairman of Lane
Director                           348 Grove Street              Holdings, Inc.
                                   Needham, MA  02492


James S. Pasman, Jr.               One Tyco Park                 Director of CSAM
Director                           Exeter, NH  03833             Income Fund, Inc. and
                                                                 CSAM Strategic Global
                                                                 Income Fund, Inc.;
                                                                 Trustee of Deutsche
                                                                 Bank VIT Funds and
                                                                 Director of approximately
                                                                 50 funds in the
                                                                 Warburg Pincus Funds
                                                                 Complex and the
                                                                 Credit Suisse International
                                                                 Funds Complex


W. Peter Slusser                   Slusser Associates, Inc.      President of Slusser
Director                           One Citicorp Center           Associates, Inc.
                                   Suite 5100
                                   153 East 53rd Street
                                   New York, NY  10022


Mark H. Swartz                     One Tyco Park                 Executive Vice President
Executive Vice President,          Exeter, NH  03833             and Chief Financial
Chief Financial Officer                                          Officer of Tyco
and Director

Frank E. Walsh, Jr.                   Sandy Hill Foundation            Chairman of Sandy Hill Foundation
Director                              330 South Street
                                      Morristown, NJ 07962

Joseph F. Welch                       The Bachman Company              President and Chief Executive Officer of
Director                              50 North Fourth Street           The Bachman Company
                                      Reading, PA 19612

Mark A. Belnick                       One Tyco Park                    Executive Vice President and Chief
Executive Vice President              Exeter, NH 03833                 Corporate Counsel of Tyco
and Chief Corporate
Counsel

Jerry R. Boggess                      Three Tyco Park                  President of Tyco Fire and
President of Tyco Fire and            Exeter, NH 03833                 Security Services Group
Security Services Group

Albert R. Gamper, Jr.                 The CIT Group, Inc.              President and Chief Executive Officer of
President and Chief Executive         1211 Avenue of the Americas      The CIT Group, Inc.
Officer of The CIT Group, Inc.        New York, NY 10036

Neil R. Garvey                     TyCom Ltd.                    President and Chief Executive Officer of
President and Chief Executive      One Tyco Park                 TyCom Ltd.
Officer of                         Exeter, NH 03833
TyCom Ltd.

Juergen W. Gromer                  Postfach Carl Benz Str.       President of Tyco Electronics
President of Tyco Electronics      12-14
(citizen of the Federal            64625 Benshiem, Germany
Republic of Germany)

Richard J. Meelia                  One Tyco Park                 President of Tyco Healthcare
President of Tyco Healthcare       Exeter, NH 03833              Group
Group

                                   SCHEDULE II

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                             CIT HOLDINGS (NV) INC.

                                                                           Present Principal Occupation or
Name and Position Held                  Current Business Address           Employment

L. Dennis Kozlowski                     Tyco International (US) Inc.       Chairman of the Board, President and
President and Director                  One Tyco Park                      Chief Executive Officer of Tyco
                                        Exeter, NH 03833                   International Ltd.

Mark H. Swartz                          Tyco International (US) Inc.       Executive Vice President and Chief
Vice President and Director             One Tyco Park                      Financial Officer of Tyco International
                                        Exeter, NH 03833                   Ltd.

Mark A. Belnick                         Tyco International (US) Inc.       Executive Vice President and Chief
Vice President and Director             One Tyco Park                      Corporate Counsel of Tyco International
                                        Exeter, NH 03833                   Ltd.

Mark D. Foley                           Tyco International (US) Inc.       Senior Vice President, Finance of Tyco
Vice President                          One Tyco Park                      International (US) Inc.
                                        Exeter, NH 03833

Irving Gutin                            Tyco International (US) Inc.       Senior Vice President of Tyco
Vice President                          One Tyco Park                      International (US) Inc.
                                        Exeter, NH 03833

J. Brad McGee                           The CIT Group, Inc.                Executive Vice President and Chief
Vice President                          1211 Avenue of the Americas        Administrative Officer of The CIT Group,
                                        New York, NY 10036                 Inc.

M. Brian Moroze                         Tyco International (US) Inc.       General Counsel of Tyco International
Secretary                               One Tyco Park                      (US) Inc.
                                        Exeter, NH  03833

Patty Prue                              Tyco International (US) Inc.       Senior Vice President, Human Resources of
Vice President                          One Tyco Park                      Tyco International (US) Inc.
                                        Exeter, NH  03833

Michael A. Robinson                     Tyco International (US) Inc.       Senior Vice President and Corporate
Treasurer                               One Tyco Park                      Treasurer of Tyco International (US) Inc.
                                        Exeter, NH  03833

Scott Stevenson                         Tyco International (US) Inc.       Senior Vice President, Tax of Tyco
Vice President and Assistant            One Tyco Park                      International (US) Inc.
Treasurer                               Exeter, NH  03833

Mark A. Whitney                         Tyco International (US) Inc.       Senior Corporate Counsel, Business
Vice President and Assistant            One Tyco Park                      Development of Tyco International (US)
Secretary                               Exeter, NH  03833                  Inc.

                                  SCHEDULE III

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                               THE CIT GROUP, INC.

                                                                    Present Principal Occupation
Name and Position Held              Current Business Address        or Employment
L. Dennis Kozlowski                 Tyco International (US) Inc.    Chairman of the Board, President and Chief
Director                            One Tyco Park                   Executive Officer of Tyco International Ltd.
                                    Exeter, NH 03833

Albert R. Gamper, Jr.               1211 Avenue of the Americas     President and Chief Executive Officer of The CIT
Director, President and             New York, NY 10036              Group, Inc.
Chief Executive Officer

Mark H. Swartz                      Tyco International (US) Inc.    Executive Vice President and Chief Financial
Director                            One Tyco Park                   Officer of Tyco International Ltd.
                                    Exeter, NH 03833

J. Brad McGee                       1211 Avenue of the Americas     Executive Vice President and Chief
Director, Executive Vice            New York, NY 10036              Administrative Officer of The CIT Group, Inc.
President and Chief
Administrative Officer

Joseph M. Leone                     1211 Avenue of the Americas     Executive Vice President and  Chief Financial
Director, Executive Vice            New York, NY 10036              Officer of The CIT Group, Inc.
President and Chief Financial
Officer

Robert J. Ingato                    1211 Avenue of the Americas     Executive Vice President and General Counsel of
Executive Vice President and        New York, NY 10036              The CIT Group, Inc.
General Counsel

                                   SCHEDULE IV

          EXECUTIVE OFFICERS AND DIRECTORS OF NEWCOURT CAPITAL USA INC.

                                                                               Present Principal Occupation
Name and Position Held                Current Business Address                 or Employment
David D. McKerroll                    1211 Avenue of the Americas              President of Newcourt Capital USA
Director and President of             22nd Floor                               Inc. and Group CEO of Structured
Newcourt Capital USA Inc. and         New York, NY 10036                       Finance for CIT
Group CEO of Structured
Finance for CIT
(citizen of Canada)

J. Daryl MacLellan                    1211 Avenue of the Americas              Chief Operating Officer of Newcourt
Director and Chief                    22nd Floor                               Capital USA Inc.
Operating Officer                     New York, NY 10036
(citizen of Canada)

Daniel M. Morash                      1211 Avenue of the Americas              Managing Director of Newcourt
Managing Director                     22nd Floor                               Capital USA Inc.
                                      New York, NY 10036

John C. Wehner                        1211 Avenue of the Americas              Senior Vice President of Newcourt
Senior Vice President                 22nd Floor                               Capital USA Inc.
                                      New York, NY 10036

Robert Golding                        1211 Avenue of the Americas              Vice President of Newcourt Capital
Vice President                        22nd Floor                               USA Inc.
                                      New York, NY 10036

                                   SCHEDULE V

      EXECUTIVE OFFICERS AND DIRECTORS OF NEWCOURT CAPITAL SECURITIES, INC.

                                                                   Present Principal Occupation
Name and Position Held           Current Business Address          or Employment
David D. McKerroll               1211 Avenue of the Americas       President of Newcourt Capital
Director and President of        22nd Floor                        Securities, Inc.
Newcourt Capital Securities,     New York, NY 10036
Inc.
(citizen of Canada)

J. Daryl MacLellan               1211 Avenue of the Americas       Chief Operating Officer of Newcourt
Chief Operating Officer          22nd Floor                        Capital Securities, Inc.
(citizen of Canada)              New York, NY 10036

Murray A. Eastwood               1211 Avenue of the Americas       Chief Credit Officer of Newcourt
Chief Credit Officer             22nd Floor                        Capital Securities, Inc.
(citizen of Canada)              New York, NY 10036

Michael E. Stupay                1211 Avenue of the Americas       Financial and Operations Principal of
Financial and Operations         22nd Floor                        Newcourt Capital Securities, Inc.
Principal                        New York, NY 10036

Johannes G.M. Derksen            1211 Avenue of the Americas       Managing Director of Newcourt Capital
Managing Director                22nd Floor                        Securities, Inc.
(citizen of Holland)             New York, NY 10036

Daniel M. Morash                 1211 Avenue of the Americas       Managing Director of Newcourt Capital
Director and Managing            22nd Floor                        Securities, Inc.
Director                         New York, NY 10036

Robert W. Sexton                 1211 Avenue of the Americas       Managing Director of Newcourt Capital
Director and Managing            22nd Floor                        Securities, Inc.
Director                         New York, NY 10036

Eric S. Mandelbaum               650 CIT Drive                     Secretary of Newcourt Capital
Secretary                        Livingston, NJ 07039              Securities, Inc.

Robert J. Ingato                 650 CIT Drive                     Assistant Secretary of Newcourt
Assistant Secretary              Livingston, NJ 07039              Capital Securities, Inc.